FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

     Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April, 2008

Commission File Number 001-15266

BANK OF CHILE
(Translation of registrant's name into English)

Ahumada 251
Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F___X___ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule
12g3-2(b) under the Securities Exchange Act of 1934.

Yes____ No___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

     BANCO DE CHILE
REPORT ON FORM 6-K

Attached is an English translation of the consolidated financial statements published by Banco de Chile in a local newspaper on April 30, 2008, for the three months ended March 31, 2008.

BANCO DE CHILE AND SUBSIDIARIES

___________

CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2008

BANCO DE CHILE AND SUBSIDIARIES
____________

CONTENTS

I.	Consolidated Financial Statement
II.	Consolidated Statement of Recognised Income and Expense
III.	Consolidated Statement of Changes in Equity
IV.	Consolidated Statement of Cash Flow
V.	Notes to the Consolidated Financial Statement

____________

$	= Chilean pesos
MM$	= Millions of Chilean pesos

BANCO DE CHILE AND SUBSIDIARIES
CONSOLIDATED FINANCIAL STATEMENT
As of March, 31 2008
______________

ASSETS	MM$

Cash and due from banks	463,892
Transactions in the course of collection	465,561
Trading securities	1,193,041
Securities purchased under agreements to resell	38,665
Derivate instruments	743,215
Loans and advance to banks	286,108
Loans and accounts receivables to customers	11,536,040
Available for sale instruments	175,836
Held to maturity instruments	—
Investments in other affiliates	9,494
Intangibles assets	29,941
Fixed assets	198,976
Deferred tax assets	56,799
Other assets	143,330

TOTAL ASSETS	15,340,898

BANCO DE CHILE AND SUBSIDIARIES
CONSOLIDATED FINANCIAL STATEMENT
As of March, 31 2008
______________

LIABILITIES	MM$

Current accounts and demand deposits	2,808,069
Transactions in the course of payment	270,699
Securities sold under agreements to repurchase	432,148
Saving accounts and time deposits	6,972,302
Derivate instruments	749,042
Borrowings from financial institutions	906,747
Debt issued	1,688,020
Other financial obligations	74,349
Current tax liabilities	11,122
Deferred tax liabilities	14,156
Provisions	113,354
Other liabilities	161,851

TOTAL LIABILITIES	14,201,859

EQUITY

Attributable to equity holders of the parent:
Capital	1,003,825
Reserves	117,862
Others accounts	(8,049)
Retained earnings:
Retained earnings from previous periods	7,354
Income for the period	60,100
Less:
Provisions for minimum dividends	(42,070)

1,139,022
Minority interest	17

TOTAL EQUITY	1,139,039

TOTAL LIABILITIES AND EQUITY	15,340,898

BANCO DE CHILE AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF RECOGNISED INCOME AND EXPENSE
As of March, 31 2008
______________

A. STATEMENT OF INCOME AND EXPENSES
MM$
Interest revenue	312,629
Interest expense	(155,575)

Net interest revenue	157,054

Income from fees and commission	60,345
Expenses from fees and commission	(13,303)

Net fees and commission	47,042

Gains (losses) from trading and brokerage activities	26,465
Foreign exchange transactions, net	(20,823)
Other operating income	50,796

TOTAL OPERATING REVENUE	260,534

Provision for loan losses	(26,033)

NET OPERATING REVENUE	234,501

Staff expenses	(86,787)
Administrative expenses	(42,814)
Depreciation and amortization	(10,906)
Impairments	—
Other operational expenses	(19,671)

TOTAL OPERATING EXPENSES	(160,178)

OPERATING INCOME	74,323

Income attributable to affiliates	863
Loss form price-level restatements	(7,174)

Income before income taxes	68,012
Income taxes	(7,912)

Income from continuous operations	60,100
Income from discontinued operations	—

INCOME FOR THE PERIOD	60,100

Attributable to:
Equity holders of the parent	60,100
Minority interest	—

$
Earning per share equity holders of the parent:
Basic earnings	0.75
Diluted earnings	0.75

BANCO DE CHILE AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF RECOGNISED INCOME AND EXPENSE
As of March, 31 2008
______________

B. STATEMENT OF OTHER RECOGNISED INCOME AND EXPENSE
MM$
INCOME FOR THE PERIOD	60,100

OTHER RECOGNISED INCOME AND EXPENSE

Available for sale instruments:
Net change in unrealized gains (losses) on permanent financial investments	192
Accumulated adjustment for translation differences	(1,813)

Other recognised income and expense before income taxes	(1,621)
Income taxes other recognised income and expense	(33)

Total other recognised income and expense	(1,654)

TOTAL RECOGNISED INCOME AND EXPENSE FOR THE PERIOD	58,446

Attributable to:
Equity holders of the parent	58,446
Minority interest	—

Earning per share equity holders of the parent:	$
Basic earnings	0.73
Diluted earnings	0.73

BANCO DE CHILE AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
As of March, 31 2008
______________

		Reserves				Other Accounts		Retained earnings

							Accumulated	Retained			Attributable
					Reserves	Unrealized gains	adjustment for	earnings from	Income	Provisions for	to equity
	Capital	Price-level	Share	Other	from retained	on available for	translation	previous	for the	Minimum	holders of	Minority
		restatement	premium	Reserves	earnings	sale instruments	differences	periods	period	dividends	the parent	interest	Total
	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$

Balance as of December, 31 2007	721,174	—	1,705	11,380	78,900	—	(4,055)	—	242,288	—	1,051,392	—	1,051,392
Capital increase due to merger with
Citibank Chile	277,791	—	—	16,678	—	(2,340)	—	7,354	22,175	—	321,658	9	321,667

Balance adjusted	998,965	—	1,705	28,058	78,900	(2,340)	(4,055)	7,354	264,463	—	1,373,050	9	1,373,059
Subscription and payments of shares	4,860	—	—	—	—	—	—	—	—	—	4,860	—	4,860
Dividends paid	—	—	—	—	—	—	—	—	(264,463)	—	(264,463)	—	(264,463)
Net adjustment for translation
differences	—	—	—	—	—	—	(1,813)	—	—	—	(1,813)	—	(1,813)

Unrealized gains on financial
investments available for sales	—	—	—	—	—	159	—	—	—	—	159	—	159
Other changes	—	—	—	—	—	—	—	—	—	—	—	8	8
Price level restatement	—	9,199	—	—	—	—	—	—	—	—	9,199	—	9,199
Income for the period	—	—	—	—	—	—	—	—	60,100	—	60,100	—	60,100

Minimum dividends	—	—	—	—	—	—	—	—	—	(42,070)	(42,070)	—	(42,070)

Balance as of March, 31	1,003,82	9,199	1,705	28,058	78,900	(2,181)	(5,868)	7,354	60,100	(42,070)	1,139,022	17	1,139,039

     BANCO DE CHILE AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CASH FLOW
As of March, 31 2008
______________

MM$
CASH FLOWS FROM OPERATING ACTIVITIES:

Net income for the period	60,100
Items that do not represent cash flows:
Depreciation and amortization	13,484
Provisions for loan losses	33,628
Fair value adjustment of trading securities	(4,205)
Equity participation in net (income) loss in investments in other affiliates	(863)
Net gain on sales of assets received in lieu of payment	(157)
Net gain on sales of fixed assets	(27)
Charge-off of assets received in lieu of payments	1,114
Net loss from price-level restatement	7,174
Minority interest	—
Other charges not representing cash flows	(26,474)
Net change in interest accruals	(15,886)

Total cash flows from operating activities	67,888

CASH FLOWS FROM INVESTING ACTIVITIES:

Net decrease in accounts receivables to customers	162,264
Net decrease in investments	224,936
Purchases of fixed assets	(5,704)
Proceeds from sale of fixed assets	28
Investments in other affiliates	(6,188)
Dividends received from investments in other affiliates	70
Proceeds from sale of assets received in lieu of payment	831
Net changes in other assets and liabilities	81,629

Total cash flows from investing activities	457,866

BANCO DE CHILE AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CASH FLOW
As of March, 31 2008
______________

Consolidated Statement of Cash Flow, continued:
MM$
CASH FLOWS FROM FINANCING ACTIVITIES:

Net increase (decrease) in current accounts	(62,788)
Net increase (decrease) in savings accounts and time deposits	(437,601)
Net increase (decrease) in other demand or time deposits	(78,388)
Net increase (decrease) in securities sold under agreements to repurchase	110,609
Net increase (decrease) in other short-term borrowings	(18,014)
Issuance of mortgage finance bonds	46
Repayment of mortgage finance bonds	(33,582)
Net increase (decrease) in short-tem borrowings	(62,589)
Borrowing from Central Bank (long-term)	91
Payment of borrowing from Central Bank (long-term)	(191)
Issuance of bonds	74,154
Payment of bonds	(15,081)
Long-term foreign borrowings	462,169
Payment of long-term foreign borrowings	(327,847)
Other long-term borrowings	4,707
Payment of other long-term borrowings	(219)
Subscriptions and payment of shares	4,860
Dividends paid	(264,463)

Total cash flows from financing activities	(644,127)

NET POSITIVE (NEGATIVE) CASH FLOWS FOR THE PERIOD	(118,373)

Effect of price-level restatement on cash and cash equivalents	(6,889)

Net increase (decrease) in cash and cash equivalents	(125,262)

Cash and cash equivalents at the beginning of the period	986,151

Cash and cash equivalents at the end of the period	860,889

NOTE TO CONSOLIDATED FINANCIAL STATEMENT:

1. RELEVANTS EVENTS

On January 1, 2008, the merger of Banco de Chile and Citibank Chile became effective, with the former assuming the assets and liabilities of the latter. Consequently, as of that date, Banco de Chile is the legal successor of Citibank Chile.

2. CHANGES IN ACCOUNTING PRINCIPLES

On November 9, 2007, the Superintendency of Banks and Financial Institutions issued Circular No. 3,410, through which it informed the new compendium of accounting standards that Banks must apply, in the context of convergence with International Financial Reporting Standards (IFRS) developed by this Superintendency. This compendium establishes, among other matters, the monthly and annual financial statement presentation formats that the Banks must apply starting on January 1, 2008. Those new criteria will only affect the financial statement presentation and will not affect the accounting criteria used by the Bank during 2008. This compendium in its transitory dispositions, does not establishes any obligation for disclosure of comparative financial statement in intermediate periods.

Additionally, the mentioned circular established the obligation to arise a provision for minimum dividends.

Héctor Hernández G.	Fernando Cañas B.
Accounting Manager	Chief Executive Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 30, 2008

Banco de Chile

/S/ Fernando Cañas Berkowitz
By:	Fernando Cañas Berkowitz President and CEO